Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
 FIRST QUARTER RESULTS FOR FISCAL 2011

TORONTO, ON – February 4, 2011 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today released its financial results for the first quarter of fiscal 2011.

For the quarter ended December 31, 2010, Envoy earned net income of $0.7 million or $0.09 cents per fully diluted share compared with a net loss of ($4.0) million or ($0.47) per fully diluted share for the same quarter last year. Included in the results for fiscal 2010 is approximately $2.4 million in one-time restructuring costs.  The per-share calculations are based on fully diluted, weighted average shares outstanding of approximately 8.0 million for the current quarter and 8.6 million for the prior year.

For the first quarter, the consumer and retail branding division lost approximately ($316,000), compared with a net loss of approximately ($565,000) in the same period last year.

The merchant banking division performed well during the first quarter. For the three months ending December 31, 2010, it earned a profit of almost $1.3 million, compared with a net loss of ($430,000) in the same period last year. Envoy’s investment performance compared favourably with the overall market, generating returns of approximately 9.4% compared with 7.3% on the DJIA, 10.2% on the S&P500 and 8.7% on the Toronto Stock Exchange.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	December 31 2010	September 30 2010

Current assets	$18,234,185	$17,848,629
Long-term assets	1,652,661	1,720,924
	19,886,846	19,569,553

Current liabilities	2,239,226	2,630,749
Long-term liabilities	63,373	70,178
	2,302,599	2,700,927

Minority interest	8,085	7,242

Shareholders' equity	17,576,162	16,861,384

	$19,886,846	$19,569,553

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2010	2009

Net revenue from consumer and retail branding	$1,765,294	$1,577,127
Net investment gains (losses)	1,562,398	(78,208)
Interest and dividend income	12,006	7,484
	3,339,698	1,506,403

Operating expenses:
Salaries and benefits	1,946,998	2,093,642
General and administrative	367,028	698,538
Occupancy costs	215,052	233,702
	2,529,078	3,025,882

Depreciation	84,278	67,261

Interest expense and financing costs	10,034	14,136

Restructuring expense	-	2,414,948

	2,623,390	5,522,227

Income (loss ) before income taxes and minority interest	716,308	(4,015,824)

Income tax expense	-	-

Income (loss) before minority interest	716,308	(4,015,824)

Minority interest	1,530	(3,758)

Net income (loss)	714,778	(4,012,066)

Earnings (loss) per share
Basic	$0.09	$(0.47)
Diluted	$0.09	$(0.47)

Weighted average number of common shares outstanding - basic	8,028,377	8,558,377
Weighted average number of common shares outstanding - diluted	8,028,377	8,558,377

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(21,682,312)	$(17,539,820)

Net income (loss)	714,778	(4,012,066)

Deficit, end of period	$(20,967,534)	$(21,551,886)